UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

REGENCY ENERGY PARTNERS LP

(Name of Issuer)

Common Units

(Title of Class of Securities)

75885Y 10 7

(CUSIP Number)

John W. McReynolds Energy Transfer Equity, L.P. 3738 Oak Lawn Ave. Dallas, Texas 75219 (214) 981-0700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 30, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 75885Y 10 7

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Energy Transfer Equity, L.P. 30-0108820
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 26,266,791
	8	SHARED VOTING POWER 31,372,419
	9	SOLE DISPOSITIVE POWER 26,266,791
	10	SHARED DISPOSITIVE POWER 31,372,419
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 57,639,210[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.5%[2]
14	TYPE OF REPORTING PERSON PN

[1]

The Reporting Person also beneficially owns 6,274,483 Class F Common Units, which vote as a single class with the Common Units other than with respect to matters adversely affecting any rights, preferences and privileges of the Class F Common Units.

[2]	Based on 202,345,448 Common Units outstanding as of May 3, 2013.

SCHEDULE 13D

CUSIP No. 75885Y 10 7

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) LE GP, LLC 27-0030188
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 26,266,791
	8	SHARED VOTING POWER 31,372,419
	9	SOLE DISPOSITIVE POWER 26,266,791
	10	SHARED DISPOSITIVE POWER 31,372,419
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 57,639,210[3]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.5% [4]
14	TYPE OF REPORTING PERSON OO (Limited Liability Company)

[3]

The Reporting Person also beneficially owns 6,274,483 Class F Common Units, which vote as a single class with the Common Units other than with respect to matters adversely affecting any rights, preferences and privileges of the Class F Common Units.

[4]	Based on 202,345,448 Common Units outstanding as of May 3, 2013.

SCHEDULE 13D

CUSIP No. 75885Y 10 7

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Kelcy L. Warren
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 26,266,791
	8	SHARED VOTING POWER 31,372,419
	9	SOLE DISPOSITIVE POWER 26,266,791
	10	SHARED DISPOSITIVE POWER 31,372,419
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 57,639,210[5]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.5% [6]
14	TYPE OF REPORTING PERSON IN

[5]

The Reporting Person also beneficially owns 6,274,483 Class F Common Units, which vote as a single class with the Common Units other than with respect to matters adversely affecting any rights, preferences and privileges of the Class F Common Units.

[6]	Based on 202,345,448 Common Units outstanding as of May 3, 2013.

SCHEDULE 13D

CUSIP No. 75885Y 10 7

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Energy Transfer Partners, L.P. 73-1493906
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 31,372,419
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 31,372,419
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 31,372,419[7]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.5% [8]
14	TYPE OF REPORTING PERSON PN

[7]

The Reporting Person also beneficially owns 6,274,483 Class F Common Units, which vote as a single class with the Common Units other than with respect to matters adversely affecting any rights, preferences and privileges of the Class F Common Units.

[8]	Based on 202,345,448 Common Units outstanding as of May 3, 2013.

SCHEDULE 13D

CUSIP No. 75885Y 10 7

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Heritage ETC, L.P. 20-0660756
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 31,372,419
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 31,372,419
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 31,372,419[9]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.5%[10]
14	TYPE OF REPORTING PERSON PN

[9]

The Reporting Person also beneficially owns 6,274,483 Class F Common Units, which vote as a single class with the Common Units other than with respect to matters adversely affecting any rights, preferences and privileges of the Class F Common Units.

[10]	Based on 202,345,448 Common Units outstanding as of May 3, 2013.

SCHEDULE 13D

CUSIP No. 75885Y 10 7

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Heritage ETC GP, L.L.C. 26-2124572
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 31,372,419
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 31,372,419
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 31,372,419[11]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.5%[12]
14	TYPE OF REPORTING PERSON OO (Limited Liability Company)

[11]

The Reporting Person also beneficially owns 6,274,483 Class F Common Units, which vote as a single class with the Common Units other than with respect to matters adversely affecting any rights, preferences and privileges of the Class F Common Units.

[12]	Based on 202,345,448 Common Units outstanding as of May 3, 2013.

SCHEDULE 13D

CUSIP No. 75885Y 10 7

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Energy Transfer Partners GP, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 31,372,419
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 31,372,419
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 31,372,419[13]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.5%[14]
14	TYPE OF REPORTING PERSON PN

[13]

The Reporting Person also beneficially owns 6,274,483 Class F Common Units, which vote as a single class with the Common Units other than with respect to matters adversely affecting any rights, preferences and privileges of the Class F Common Units.

[14]	Based on 202,345,448 Common Units outstanding as of May 3, 2013.

SCHEDULE 13D

CUSIP No. 75885Y 10 7

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Energy Transfer Partners, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 31,372,419
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 31,372,419
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 31,372,419[15]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.5%[16]
14	TYPE OF REPORTING PERSON OO (Limited Liability Company)

[15]

The Reporting Person also beneficially owns 6,274,483 Class F Common Units, which vote as a single class with the Common Units other than with respect to matters adversely affecting any rights, preferences and privileges of the Class F Common Units.

[16]	Based on 202,345,448 Common Units outstanding as of May 3, 2013.

This Amendment No. 2 (this “Amendment”) amends the Schedule 13D filed on June 4, 2010, as amended on December 13, 2010, (the “Original Schedule 13D”). The amendment to the Original Schedule 13D as set forth below.

Item 1.	Security and Issuer

Item 1 is amended and restated in its entirety as follows:

This statement is being filed by Energy Transfer Equity, L.P. (“ETE”), LE GP, LLC (“LE GP”), Kelcy L. Warren (“Warren”), Energy Transfer Partners, L.P. (“ETP”), Energy Transfer Partners GP, L.P. (“ETP GP”), Energy Transfer Partners, L.L.C. (“ETP LLC”), Heritage ETC, L.P. (“Heritage”) and Heritage ETC GP, L.L.C (“Heritage GP” and collectively with ETE, LE GP, Warren, ETP, ETP GP, ETP LLC and Heritage, the “Reporting Persons”), under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The class of equity securities to which this statement relates is common units representing limited partner interests (the “Common Units”) of Regency Energy Partners LP, a Delaware limited partnership (the “Issuer”). The address of the principal executive offices of the Issuer is 2001 Bryan Street, Suite 3700, Dallas, Texas 75201.

Item 2.	Identity and Background

Item 2 is amended and restated in its entirety as follows:

(a) — (c) This Schedule is filed jointly by:

(i)	Energy Transfer Partners, L.P., a Delaware limited partnership (“ETP”);

(ii)	Energy Transfer Partners GP, L.P., a Delaware limited partnership (“ETP GP”);

(iii)	Energy Transfer Partners, L.L.C., a Delaware limited liability company (“ETP LLC”);

(iv)	Energy Transfer Equity, L.P., a Delaware limited partnership (“ETE”);

(v)	LE GP, LLC, a Delaware limited liability company (“LE GP”);

(vi)	Heritage ETC, L.P., a Delaware limited partnership (“Heritage”);

(vii)	Heritage ETC GP, L.L.C., a Delaware limited liability company (“Heritage GP”); and

(vi)	Kelcy L. Warren, (“Warren,” and collectively with ETP, ETP GP, ETP LLC, ETE, LE GP, Heritage, and Heritage GP, the “Reporting Persons”).

The principal business of ETP is to operate a diversified portfolio of energy assets through its wholly-owned subsidiaries. The general partner of ETP is ETP GP. The principal business of ETP GP is serving as the general partner of ETP. The general partner of ETP GP is ETP LLC. The principal business of ETP LLC is serving as the general partner of ETP GP. The principal business of ETE is to own all of the interests in the general partner of ETP and the Issuer and certain equity securities of ETP and the Issuer, to acquire interests in other publicly traded partnerships, and to pursue certain opportunities to acquire or construct natural gas midstream or transportation assets. The general partner of ETE is LE GP. The principal business of LE GP is serving as the general partner of ETE. Warren is a United States citizen. His principal occupation is Chairman of the Board and Chief Executive Officer of ETP LLC and Chairman of the Board of LE GP. Heritage’s principal business was to operate ETP’s retail propane business. The general partner of Heritage is Heritage GP. The principal business of Heritage GP is serving as the general partner of Heritage. The principal office of each of the Reporting Persons is located at 3738 Oak Lawn Ave., Dallas, Texas 75219.

The name, business address and present principal occupation or employment of each of the executive officers and directors of ETP LLC, LE GP and Heritage GP (the “Listed Persons”) are set forth below:

ETP LLC:

Name and Business Address	Capacity in Which Serves ETP LLC	Principal Occupation
Martin Salinas, Jr. 3738 Oak Lawn Ave. Dallas, TX 75219	Chief Financial Officer	Chief Financial Officer of Energy Transfer Partners, L.L.C.
Kelcy L. Warren 3738 Oak Lawn Ave. Dallas, TX 75219	Chairman of the Board and Chief Executive Officer	Chairman and Chief Executive Officer of Energy Transfer Partners, L.L.C. and Chairman of the Board of LE GP, LLC
Bill Byrne 3738 Oak Lawn Ave. Dallas, TX 75219	Director	Principal, Byrne & Associates, LLC
Paul E. Glaske 3738 Oak Lawn Ave. Dallas, TX 75219	Director	Retired Chairman and CEO, Blue Bird Corporation
Ted Collins, Jr. 3738 Oak Lawn Ave. Dallas, TX 75219	Director	President of Collins & Ware Inc.
Michael K. Grimm 3738 Oak Lawn Ave. Dallas, TX 75219	Director	President and Chief Executive Officer of Rising Star Energy, L.L.C.
David K. Skidmore 3738 Oak Lawn Ave. Dallas, TX 75219	Director	President of Skidmore Exploration Inc.
Marshall S. McCrea, III 3738 Oak Lawn Ave. Dallas, TX 75219	President, Chief Operating Officer and Director	President and Chief Operating Officer of Energy Transfer Partners, L.L.C.
Thomas P. Mason 3738 Oak Lawn Ave. Dallas, TX 75219	Senior Vice President, General Counsel and Secretary	Senior Vice President, General Counsel and Secretary of Energy Transfer Partners, L.L.C.

LE GP:

Name and Business Address	Capacity in Which Serves LE GP	Principal Occupation
John W. McReynolds 3738 Oak Lawn Ave. Dallas, TX 75219	President, Chief Financial Officer and Director	President and Chief Financial Officer of LE GP, LLC
Kelcy L. Warren 3738 Oak Lawn Ave. Dallas, TX 75219	Chairman of the Board	Chairman and Chief Executive Officer of Energy Transfer Partners, L.L.C. and Chairman of the Board of LE GP, LLC
John D. Harkey, Jr. 3738 Oak Lawn Ave. Dallas, TX 75219	Director	Chairman and CEO, Consolidated Restaurant Companies, Inc.
K. Rick Turner 3738 Oak Lawn Ave. Dallas, TX 75219	Director	Private Equity Executive
Marshall S. McCrea, III 3738 Oak Lawn Ave. Dallas, TX 75219	Director	President and Chief Operating Officer of Energy Transfer Partners, L.L.C.
Matthew S. Ramsey 3738 Oak Lawn Ave. Dallas, TX 75219	Director	President of RPM Exploration, Ltd.

Heritage GP:

Name and Business Address	Capacity in Which Serves Heritage GP	Principal Occupation
Kelcy L. Warren 3738 Oak Lawn Ave. Dallas, TX 75219	Chief Executive Officer and Director	Chairman and Chief Executive Officer of Energy Transfer Partners, L.L.C. and Chairman of the Board of LE GP, LLC
Marshall S. McCrea, III 3738 Oak Lawn Ave. Dallas, TX 75219	President and Chief Operating Officer	President and Chief Operating Officer of Energy Transfer Partners, L.L.C.
Martin Salinas, Jr. 3738 Oak Lawn Ave. Dallas, TX 75219	Chief Financial Officer and Director	Chief Financial Officer of Energy Transfer Partners, L.L.C.
Thomas P. Mason 3738 Oak Lawn Ave. Dallas, TX 75219	Senior Vice President, General Counsel and Secretary	Senior Vice President, General Counsel and Secretary of Energy Transfer Partners, L.L.C.

(d)	None of the Reporting Persons or Listed Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	None of the Reporting Persons or Listed Persons has, during the last five years, been a party to a civil proceeding of a judicial administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	All of the individuals listed in this Item 2 are citizens of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Original Schedule 13D is hereby amended and supplemented to include the following:

ETP, ETP Holdco Corporation (“ETP Holdco”), ETE, ETC Texas Pipeline, Ltd, the Issuer, Southern Union Company (“Southern Union”), and Regency Western G&P LLC, a Delaware limited liability company and an indirect wholly owned subsidiary of the Issuer, are parties to the Contribution Agreement, dated as of February 27, 2013, as amended by Amendment No. 1 thereto dated as of April 16, 2013 (as amended, the “SUGS Contribution Agreement”), pursuant to which Southern Union agreed to contribute to Regency (the “SUGS Contribution”) all of the issued and outstanding membership interests in Southern Union Gathering Company, LLC and its subsidiaries. The transactions contemplated by the SUGS Contribution Agreement include the purchase by Regency of certain entities. The SUGS Contribution Agreement and the transactions contemplated thereby were described in the Current Report on Form 8-K filed by ETP with the Securities and Exchange Commission (“SEC”) on February 28, 2013.

ETP and Heritage entered into a contribution agreement dated March 20, 2013 (the “Holdco Contribution Agreement”) with ETE and its wholly owned subsidiary, ETE Sigma Holdco, LLC (“ETE Sigma”), pursuant to which ETE Sigma agreed to contribute its 60% ownership interest in ETP Holdco to Heritage (the “Holdco Contribution”), in exchange for aggregate consideration of approximately $3.75 billion, consisting of $1.4 billion in cash and the issuance to ETE of approximately 49.5 million common units representing limited partner interests in

ETP (the “Issued ETP Units”). Upon consummation of the transaction contemplated by the Holdco Contribution Agreement, ETP (through its ownership of Heritage) owns 100% of ETP Holdco, which owns Southern Union and Sunoco, Inc. The Holdco Contribution Agreement and the transactions contemplated thereby were described in the Current Report on Form 8-K filed by ETP with the SEC on March 26, 2013.

On April 30, 2013, ETP completed the transactions contemplated by the SUGS Contribution Agreement and the Holdco Contribution Agreement.

The above descriptions of the SUGS Contribution Agreement and the Holdco Contribution Agreement do not purport to be complete and are qualified in their entirety by, the full texts of the SUGS Contribution Agreement and the Holdco Contribution Agreement, which are filed as Exhibits D and E hereto, respectively.

Item 4.	Purpose of Transaction

  Item 4 of the Original Schedule 13D is hereby amended and supplemented to include the following:

  The information contained in Item 3 is incorporated into this Item 4 by reference.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Original Schedule 13D is hereby amended and restated as follows:

The information contained on the cover page of this Amendment is incorporated herein by reference.

(a)-(b)	Approximately 202,345,448 Common Units of the Issuer were outstanding as of May 3, 2013. ETE, LE GP and Warren (the “ETE Group”) are deemed to be beneficial owners of 57,639,210 Common Units. The Common Units owned by the ETE Group constitute approximately 28.5% of the total issued and outstanding Common Units. The ETE Group has sole power to vote and dispose of 26,266,791 of the Common Units beneficially owned by the ETE Group and shares with the ETP Group (defined below) power to vote and dispose of the remaining 31,372,419 Common Units beneficially owned. ETP, ETP GP, ETP LLC, Heritage and Heritage GP (collectively, the “ETP Group”) are deemed to be beneficial owners of 31,372,419 Common Units. The Common Units beneficially owned by the ETP Group constitute approximately 15.5% of the total issued and outstanding Common Units. The ETP Group shares with the ETE Group the power to vote and dispose of the Common Units beneficially owned by the ETP Group. The Reporting Persons are deemed to be beneficial owners of 6,274,483 Class F Common Units, which vote as a single class with the Common Units other than with respect to matters adversely affecting any rights, preferences and privileges of the Class F Common Units. The 6,274,483 Class F Common Units beneficially owned by the Reporting Persons represent 100% of the total issued and outstanding Class F Common Units. The Reporting Persons share the power to vote and dispose of the Class F Common Units. To the knowledge of the Reporting Persons, no executive officer or manager of the Reporting Persons or other party listed in Item 2 has sole or shared beneficial ownership of any Common Units or Class F Units beneficially owned by the Reporting Persons.

(c)	Except for the acquisition of Common Units and Class F Units described in Item 3 above, to the knowledge of the Reporting Persons, none of the persons named in response to paragraph (a) above has effected any transaction in Common Units during the past 60 days, except for the acquisition of beneficial ownership of units being reported on this Schedule.

(d)	Except as otherwise described herein, no other person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds of sale of, the Common Units or Class F Units described in this Item 5.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

  Item 6 of the Original Schedule 13D is hereby amended and restated as follows:

The 26,266,791 Common Units of the Issuer directly held by ETE are pledged as collateral under ETE’s Second Amended and Restated Credit Agreement, as amended (the “Amended Credit Agreement”) filed as Exhibit C hereto.

The Amended Credit Agreement contains various representations and warranties, affirmative and negative covenants and events of default. The Amended Credit Agreement restricts ETE’s ability and in certain cases the ability of its subsidiaries (excluding the Issuer and its subsidiaries), to, among other things, incur indebtedness, create certain liens, enter into certain change of control transactions, make certain restricted payments, sell certain assets, make certain investments, loans or advances, enter into certain affiliate transactions, enter into sale-leaseback transactions, and enter into certain prohibited agreements. In addition, the Amended Credit Agreement requires that ETE comply with certain financial covenants, including a ratio of consolidated debt-to-consolidated cash flow covenant. The Agreement contains customary and other events of default relating to defaults of ETE and certain of its subsidiaries. An event of default under the Amended Credit Agreement followed by a foreclosure on the pledged Regency Common Units could result in the lenders under the Amended Credit Agreement acquiring voting and dispositive powers over such Common Units.

Item 7.	Material to Be Filed as Exhibits

Item 7 is amended to add the following exhibits:

EXHIBIT B -	Joint Filing Agreement and Power of Attorney dated May 10, 2013 among the Reporting Persons.

EXHIBIT D -	Contribution Agreement dated as of February 27, 2013 by and among Southern Union Company, Regency Energy Partners LP, Regency Western G&P LLC, and, for certain limited purposes, ETP Holdco Corporation, Energy Transfer Equity, L.P., Energy Transfer Partners, L.P. and ETC Texas Pipeline, Ltd (incorporated by reference to Exhibit 2.1 to Form 8-K filed by Energy Transfer Partners, L.P. (File No. 001-35262) on February 28, 2013).

EXHIBIT E -	Contribution Agreement dated as of March 20, 2013 by and among Energy Transfer Equity, L.P., ETE Sigma Holdco, LLC, Energy Transfer Partners, L.P. and Heritage ETC, L.P (incorporated by reference to Exhibit 2.1 to Form 8-K filed by Energy Transfer Partners, L.P. (File No. 001-35262) on March 26, 2013).

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: May 10, 2013

/s/ Sonia Aube
Kelcy L. Warren By Sonia Aube, Attorney-in-Fact

ENERGY TRANSFER EQUITY, L.P.
By:	LE GP, LLC, general partner

By:	/s/ Sonia Aube
Sonia Aube, Attorney-in-Fact

LE GP, LLC

By:	/s/ Sonia Aube
Sonia Aube, Attorney-in-Fact

ENERGY TRANSFER PARTNERS, L.P.
By:	Energy Transfer Partners GP, L.P., general partner

By:	Energy Transfer Partners, L.L.C., general partner

By:	/s/ William J. Healy
William J. Healy, Attorney-in-Fact

ENERGY TRANSFER PARTNERS GP, L.P.
By:	Energy Transfer Partners, L.L.C., general partner

By:	/s/ William J. Healy
William J. Healy, Attorney-in-Fact

ENERGY TRANSFER PARTNERS, L.L.C.

By:	/s/ William J. Healy
William J. Healy, Attorney-in-Fact

HERITAGE ETC, L.P.
By:	Heritage ETC GP, L.L.C.

By:	/s/ William J. Healy
William J. Healy, Attorney-in-Fact

HERITAGE ETC GP, L.L.C.

By:	/s/ William J. Healy
William J. Healy, Attorney-in-Fact